MUTUAL OF AMERICA

MUTUAL OF AMERICA

LIFE INSURANCE COMPANY

320 PARK AVENUE

NEW YORK NY  10022-6839

212 224 1840

212 224 2518 FAX

AMY LATKIN

VICE PRESIDENT AND

ASSISTANT GENERAL COUNSEL

CORPORATE LAW

February 18, 2010

Via EDGAR correspondence

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:                          Mutual of America Investment Corporation (the “Registrant”)

Registration Statement on Form N-1A (File no. 033-06486 and 811-05084)

Post-effective amendment to Rule 485(a) of the Securities Act of 1933

Ladies and Gentlemen:

Contemporaneously herewith the above named Registrant is filing a post-effective amendment under Rule 485(a) of the Securities Act of 1933.  This is to advise that the reason for the filing under Rule 485(a) is solely due to the addition of summary sections to the prospectus as required by amendments to Form N-1A adopted by the Commission.  For your convenience, please contact us if you would like to see the marked prospectus in Word format and we will send that to you directly.

Sincerely,

/s/ Amy Latkin

Amy Latkin
Vice President and
Assistant General Counsel